 1-A/A LIVE 0001652452 XXXXXXXX 024-10490 true false true CMX GOLD & SILVER CORP. A0 1986 0001652452 1400 00-0000000 1 3 31 STRANRAER PLACE SW CALGARY A0 T3H 1H5 403-457-2697 Jan Alston Other 11782.00 0.00 29336.00 489649.00 530767.00 67616.00 217530.00 619287.00 0.00 530767.00 0.00 87999.00 0.00 -103535.00 0.00 0.00 MNP LLP Common Shares 32653224 126037100 Canadian Securities Exchange 0 0 true true false Tier2 Audited Equity (common or preferred stock) Option, warrant or other right to acquire another security Y N N Y N N 6000000 32653224 0.08 480000.00 0.00 0.00 0.00 480000.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 480000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY true